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                                                                      Exhibit l.

                                  Ropes & Gray
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                             PHONE: (617) 951-7000
                              FAX: (617) 951-7050



                                  June 24, 2002


PIMCO New York Municipal Income Fund II
c/o PIMCO Funds Advisors LLC
1345 Avenue of the Americas
New York, New York 10105

Ladies and Gentlemen:

        We have acted as counsel to PIMCO New York Municipal Income Fund II (the "Fund") in connection with the Registration Statement of the Fund on Form N-2 (File No. 333-86284) under the Securities Act of 1933 and the Investment Company Act of 1940 (File No. 811-21078) (the "Registration Statement") as amended (the "Acts"), with respect to certain of its common shares of beneficial interest (the "Common Shares"). The Common Shares are to be sold pursuant to an Underwriting Agreement substantially in the form filed as an exhibit to the Registration Statement (the "Underwriting Agreement") among the Fund, PIMCO Funds Advisors LLC, UBS Warburg LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc., First Union Securities, Inc., Prudential Securities Incorporated, Quick & Reilly, Inc. A FleetBoston Financial Company, Raymond James & Associates, Inc., RBC Dain Rauscher Incorporated, Advest, Inc. and Fahnestock & Co. Inc.

        We have examined the Fund's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts, as amended (the "Declaration of Trust"), and the Fund's Bylaws, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Common Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

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PIMCO New York Municipal Income Fund II -2-                        June 24, 2002

       Based upon the foregoing, we are of the opinion that:

       1. The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

       2. The Common Shares have been duly authorized and, when issued and paid for in accordance with the Underwriting Agreement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

       The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

       We understand that this opinion is to be used in connection with the registration of the Common Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the captions "Tax matters" and "Legal matters" in the Prospectus contained in the Registration Statement.

                                           Very truly yours

                                           /s/ Ropes & Gray


                                           Ropes & Gray